SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 14

                               TO

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

          Southwest Oil & Gas Income Fund VII-A, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)






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                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties,
Inc.
     S.S. or I.R.S. Identification           75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                       4,656.0 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  4,656.0 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person               4,656.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   31.0% of class of
                                        15,000 Units

(14)                                          Type  of  Reporting
                                            Person
                                            CO  (Managing General
                                            Partner of Issuer)


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Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                               Name   of  Issuer:
                                        Southwest   Oil   &   Gas
                                        Income Fund VII-A, L.P.

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
           Offices:                       Midland, Texas   79701-
4326

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).      Address of Principal                407  N.  Big
Spring St.
            Business  Office:                    Midland,   Texas
79701-4326

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item   2(f).       Citizenship:                         Delaware,
U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.   Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 4,656.0 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 31.0% of the total 15,000 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 30.1% to 31.0% occurred between November 1, 2001 and September 30, 2003 when the Reporting Person purchased an additional 141.0 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $80.77 to $210.69.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 2, 2003              By:  /s/ Bill E. Coggin
                               ----------------------------------
Bill E. Coggin, Vice-President
                               and  CFO,  of Southwest Royalties,
Inc.
                              the Managing General Partner

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